70 West Madison Street, Suite 3100 Chicago, Illinois 60602-4207 312.372.1121 • Fax 312.827.8000

J. CRAIG WALKER
312.807.4321
jcraigwalker@bellboyd.com
Direct Fax: 312.827.8179

December 17, 2008

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attn: Mr. William J. Kearns

  Re:
  Boise Inc.
  Form 8-K, filed February 28, 2008
  Form 10-Q, filed August 6, 2008
  Form 10-Q, filed November 4, 2008
  File No. 001-33541

Ladies and Gentlemen:

        On behalf of Boise Inc., a Delaware corporation (the "Company"), for which we are acting as counsel, we are pleased to submit this response to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "Staff") set forth in your letter, dated December 3, 2008, to Mr. Alexander Toeldte, Chief Executive Officer of the Company, with respect to the financial statements and related disclosures provided in the Company's Form 8-K, filed on February 28, 2008 (the "Form 8-K"), Form 10-Q for the quarterly period ended June 30, 2008, filed on August 6, 2008 (the "Second Quarter 10-Q"), and Form 10-Q for the quarterly period ended September 30, 2008, filed on November 4, 2008 (the "Third Quarter 10-Q").

        For your convenience, we set forth each comment from your letter in bold typeface and include the Company's response below it. All references to the page numbers set forth under the Form 8-K, Second Quarter 10-Q and Third Quarter 10-Q headings herein correspond to the page numbers of the Form 8-K, Second Quarter 10-Q and Third Quarter 10-Q, respectively. Capitalized terms used but not defined herein set forth under the Form 8-K, Second Quarter 10-Q and Third Quarter 10-Q headings herein have the meanings assigned to them in the Form 8-K, Second Quarter 10-Q and Third Quarter 10-Q, respectively.

Form 8-K, filed February 28, 2008

Executive Compensation, page 53

1.
We note your page 54 disclosure that the company targeted its total compensation at the 50th percentile based on survey data. In future filings please list the companies included in the survey data for purposes of your executive compensation benchmarking.

  RESPONSE:    The referenced disclosure related to survey data used by the Seller. If the Company chooses to use peer data for purposes of setting executive compensation, it will add the requested disclosure to its filings.

  chicago • san diego • washington

2.
We note disclosure on page 54 and elsewhere regarding an Incentive and Performance Plan which ties executive compensation to the attainment of annual financial goals, including cash flow targets. In future filings, please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm. In this respect please provide us with your analysis.

  RESPONSE:    The annual incentive plans in the referenced disclosure were those of the Seller. Because the Seller is a separate company that still exists and has no public shareholders, the Company deemed it inappropriate to disclose the Seller's financial targets in its public filings. In the future, the Company plans to disclose financial targets for its incentive plans.

Form 10-Q, filed August 6, 2008

Item 1 Consolidated Financial Statements

Notes to Consolidated Financial Statements

2.    Acquisition of Boise Cascade's Paper and Packaging Operations, page 6

3.
It appears from your disclosure that the fair value of the equity issued in the acquisition was based on an observable market price of $9.15, but was reduced by a 12% discount for lack of marketability. Please provide us with objective and verifiable evidence that supports the application of a discount from the observable market price. We may have further comments upon reviewing your response.

  RESPONSE:    Prior to the acquisition of the Predecessor on February 22, 2008, Aldabra 2 Acquisition Corp. was a special purpose acquisition company (SPAC) created for the purpose of effecting a merger, capital stock exchange, asset acquisition or other similar business combination with an operating business. The shares issued to Boise Cascade in the transaction were not registered at the time of issuance and under registration rules applicable to SPACs were subject to significant registration limitations until June 2008 (the one year anniversary date of Aldabra 2 Acquisition Corp.'s IPO). These registration limitations were deemed a trading restriction for purposes of evaluating the marketability of these securities. The Company engaged third party valuation experts to assist with the purchase price allocation for this transaction and the valuation of the securities. The third party valuation experts utilized a protective-put analysis based on the concept that if one holds restricted or non-marketable stock and purchases an option to sell those shares at the market price, one has, in effect, purchased marketability for the shares. Through its review of SFAS 141, Business Combinations, paragraph 23, the Company determined the registration limitations created objective and verifiable evidence supporting the lack of marketability discount.

Form 10-Q, filed November 4, 2008

Item 1 Consolidated Financial Statements

Notes to Consolidated Financial Statements

6.    Income Taxes, page 13

4.
We note that during the three months ended September 30, 2008, you recorded $2.4 million of income tax benefits related to the reversal of a valuation allowance previously recorded against deferred tax assets. Please tell us about the positive and negative evidence you evaluated in determining that it is more-likely-than-not that you will utilize your deferred tax asset, considering your loss before income taxes for the nine month period ended September 30, 2008 was approximately $35.78 million and your inability to offset taxable income in carryback years.

  RESPONSE:    During the three months ended September 30, 2008, the Company recorded $2.4 million of income tax benefits. These tax benefits relate primarily to the release of valuation allowances previously recorded against deferred tax assets. This was done based on the following items of positive evidence the Company evaluated in determining that it was more-likely-than-not that the Company will utilize its deferred tax assets. The Company recorded $12.4 million of deferred tax liabilities as part of substantially completing its purchase price allocation during the third quarter of 2008. This $12.4 million is due to the difference between the assets recorded for book and tax purposes. This difference will result in future decreases to book income through both amortization and depreciation that the Company will not realize for tax purposes. These recorded deferred tax liabilities more than offset the deferred tax assets the Company recorded during its first and second quarters of 2008 as a result of its net operating losses. Future reversals of deferred tax liabilities, rather than projections of future operating income, provide evidence under SFAS 109, Accounting for Income Taxes, of the Company's ability to realize deferred tax assets. Additionally, the valuation allowance recorded during the first and second quarters of 2008 was based on operating losses in those quarters. In the Company's third quarter ended September 30, 2008, the Company released this valuation allowance based on the evidence noted above. The Company determined that this reversal was not a purchase price adjustment because the Company did not record a valuation allowance as part of purchase price allocation. Based on the impact of these items, it appears more-likely-than-not that the Company will be able to realize its recognized deferred tax assets.

5.
We note that you do not disclose your policy on the classification of interest and penalties related to income taxes in accordance with paragraph 20 of FIN 48. Please revise or advise.

  RESPONSE:    In Exhibit 99.2 of the Company's Form 8-K filed on February 28, 2008, the Company disclosed its policy on the classification of interest and penalties. Note 7 described the application of FASB Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109 as follows:

    Our policy is to recognize interest and penalties on unrecognized tax benefits in "Income tax provision" in the Consolidated Statements of Income. For the years ended December 31, 2007 and 2006, we recognized an insignificant amount of interest and penalties.

  Since the acquisition, the recorded FIN 48 liability and the amount of interest and penalties the Company has recognized is insignificant. In future filings, including the 2008 Report on Form 10-K, the Company will include the requested disclosure.

11.    Goodwill and Intangible Assets, page 15

6.
It appears that your market capitalization is significantly below the book value of your equity and has been in that position for consecutive quarters. Please advise us as to whether you have performed an interim impairment test of your intangible assets in each of these periods. If not, please explain how you analyzed this difference to conclude that an impairment test is not necessary, noting any qualitative and quantitative factors you considered.

  RESPONSE:    Since the acquisition in February 2008, the market capitalization of the Company has declined. As of September 30, 2008, the market capitalization was significantly below the book value of the Company's equity. This was identified as a triggering event, as outlined by SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Accordingly, the Company

  performed an undiscounted cash flow analysis in third quarter 2008. Utilizing current cash flow projections, the Company determined the value of its long-lived assets was not impaired and that a step 2 analysis of impairment was not required at that time.

  As part of this analysis, the Company also reviewed the carrying value of its non-amortizing intangible assets, which totaled $16.8 million related to trade names and trade-marks. The Company has no recorded goodwill. In third quarter 2008, the Company had substantially completed the purchase price allocation stemming from the February 2008 purchase of assets and had assigned this value to these intangible assets. We concluded that based on our overall impairment test and our just completed purchase price allocation, despite the general economic disruptions causing significant declines in equity values, the recently assigned value of intangible assets was still appropriate.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

7.
We note your statements in the press releases included in the Form 8-K filed November 12, 2008 and November 18, 2008, within 14 days of filing this Form 10-Q, that you received a downgrade in your speculative grade liquidity rating and you are restructuring your paper mill plant in Oregon, permanently halting pulp production and reducing the paper production capacity. If the disclosed actions will have a material impact on income, liquidity or capital resources, please revise to describe the specific nature of these actions and quantify their effect, if practicable. Refer to the guidance of Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release 33-8350.

  RESPONSE:    The Company respectfully submits that further disclosure is unnecessary. At the time the Company filed its Form 10-Q on November 4, 2008, the Company had made no decision to restructure its paper mill in Oregon, although the possibility of a restructuring had been contemplated and disclosed publicly for many months. Since Aldabra 2 Acquisition Corp's acquisition of the Predecessor in February 2008, the Company had disclosed in each of its periodic filings that it was monitoring the financial performance of these assets and that they were subject to restructure or closure. The following appears in the seventh paragraph under the heading "Recent Trends and Operational Outlook" in Management's Discussion and Analysis of Financial Condition and Results of Operations in the Company's Report on Form 10-Q filed on November 4, 2008:

    Wood fiber costs in the Pacific Northwest declined during third quarter 2008, compared with second quarter prices but continued to be high by historical standards. Similarly, energy and chemical costs were high, compared with historical levels. These higher wood fiber, energy, and chemical costs continue to have a significant negative impact on the financial results of our St. Helens, Oregon, and Wallula, Washington, pulp and paper mills. As a result, we may choose to change our operating configuration at those facilities, including potentially closing some or all of the St. Helens mill if we cannot operate it profitably.

  In fact, the Company made no decision to restructure the Oregon paper mill until mid-November after witnessing negative operating and financial developments in relevant pulp and paper markets and the steepening decline of the general economy. Immediately upon making the announcement to restructure the mill, the Company issued a Form 8-K outlining the specifics and the financial ramifications of the restructuring.

  Further, the Company had no knowledge or anticipation of the downgrade in its speculative grade liquidity rating by Moody's Investor Service at the time it filed its Report on Form 10-Q on November 4, 2008. The Company promptly disclosed this development on Form 8-K after being informed of the downgrade. Such disclosure was voluntary, rather than mandatory, and the downgrade was not anticipated to have a material impact on the Company's income, liquidity or capital resources.

Item 3 Quantitative and Qualitative Disclosures About Market Risk

8.
In reviewing your existing disclosure it does not appear as though the company has hedged the entirety of its existing variable rate debt. In future filings, please revise to indicate the amount of variable rate debt not hedged, and provide enhanced Item 305 disclosure with respect to the same.

  RESPONSE:    The Company will make the requested disclosure in future filings.

  The Company has advised us that the Company acknowledges the following:

  •
  the Company is responsible for the adequacy and accuracy of the disclosure in the Company's filings;

  •
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the United States Securities and Exchange Commission from taking any action with respect to the Company's filings; and

  •
  the Company may not assert Staff comments as a defense in any proceeding initiated by the United States Securities and Exchange Commission or any person under the federal securities laws of the United States.

        Thank you for your consideration. If you have any questions or comments, please contact me at (312) 807-4321. My fax number is (312) 827-8179.

Very truly yours,
/s/ J. CRAIG WALKER
J. Craig Walker

Copies to:	Karen E. Gowland Vice President, General Counsel and Secretary Boise Inc.